UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Epiq Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26882D109

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

July 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26882D109		13D/A

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,099,088

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,099,088

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,099,088

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 26882D109		13D/A

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,047,399

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,047,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,047,399

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26882D109		13D/A

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,947,991

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,947,991

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,947,991

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26882D109		13D/A

1	Name of Reporting Person. P2 Capital Master Fund IX, L.P. I.R.S. Identification No. of Above Person (Entities Only). 80-0938575

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,103,698

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,103,698

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,103,698

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26882D109		13D/A

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,099,088

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,099,088

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,099,088

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed September 22, 2014 by and on behalf of P2 Capital Partners, LLC (the “Manager”), a Delaware limited liability company, P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund IX, L.P., a Delaware limited partnership (“Master Fund IX” and, together with Master Fund I and Master Fund VI, the “Funds”), and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

The second paragraph of Item 3 is hereby amended and replaced by the following:

As of July 13, 2015, Master Fund I had invested $14,173,788 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested $26,550,614 (excluding brokerage commissions) in the Shares of the Issuer and Master Fund IX had invested $50,701,088 (excluding brokerage commissions) in the Shares of the Issuer.

Item 4.  Purpose of Transaction

The fourth and fifth paragraphs of Item 4 are hereby amended and replaced by the following:

In a letter received by the Reporting Persons on September 16, 2014, the Board communicated that it believes the Reporting Persons’ proposal is inadequate from a financial point of view and not in the Issuer’s best interest.  Accordingly, the Reporting Persons’ proposal is no longer outstanding.  The Reporting Persons continued to believe that there is considerable potential value in the Issuer and therefore purchased additional Shares on the open market, starting on September 16, 2014.

As part of the Issuer’s review of strategic and financial alternatives announced by the Issuer on September 18, 2014, the Reporting Persons have re-engaged with the Issuer in connection with a possible transaction involving the Issuer, and have entered into a customary confidentiality and standstill agreement with the Issuer in connection therewith.

Subject to any contractual restrictions, the Reporting Persons may at any time dispose of any or all of their Shares in the open market or otherwise or acquire additional Shares of the Issuer or engage in any hedging or similar transactions with respect to the Shares, depending upon their ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities and/or other investment considerations.

Item 5.  Interest in Securities of Issuer.

The first paragraph of Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on July 10, 2015, Master Fund I beneficially owned an aggregate of 1,047,399 Shares, representing approximately 2.8% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 1,947,991 Shares, representing approximately 5.2% of the outstanding Shares and Master Fund IX beneficially owned an aggregate of 3,103,698 Shares, representing approximately 8.3% of the outstanding Shares.  As of the close of business on July 10, 2015, each of the Manager and Mr. Moller may be deemed to beneficially own 6,099,088 Shares of Common Stock, in the aggregate, which represented approximately 16.4% of the outstanding Shares.  All percentages set forth in this paragraph are based on 37,283,980 Shares of Common Stock outstanding (as of April 21, 2015), which number of Shares of Common Stock is based upon the Issuer’s Report on Form 10-Q filed on April 28, 2015, for the quarter ended March 31, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2015

P2 CAPITAL MASTER FUND I, L.P.			P2 CAPITAL MASTER FUND VI, L.P.

By:		P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
		as Investment Manager		as Investment Manager

	By:	s/Claus Moller		By:	s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

P2 CAPITAL MASTER FUND IX, L.P.			P2 CAPITAL PARTNERS, LLC

By:		P2 Capital Partners, LLC,
as Investment Manager

By:		s/Claus Moller	By:	s/Claus Moller
		Name: Claus Moller		Name: Claus Moller
		Title: Managing Member		Title: Managing Member

CLAUS MOLLER

s/Claus Moller

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected during the past sixty (60) days by any of the Reporting Persons.  The transactions occurred on the open market and the reported price per share excludes brokerage commissions.

Shares Purchased/(Sold) by Manager on behalf of Master Fund I

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund VI

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund IX

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None